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                               MADGE NETWORKS N.V.
                        1993 DIRECTORS' STOCK OPTION PLAN

       AS AMENDED APRIL 1998 AND FURTHER AMENDED MARCH 2000 AND JUNE 2000


1. Purposes of the Plan. The purposes of this Directors' Stock Option Plan are to attract and retain the best available individuals to serve as Directors of the Company or Consultants to the Supervisory Board of Directors and to encourage their continued service on or to the Board.

         All options granted hereunder shall be "nonstatutory stock options" for United States federal income tax purposes.

2.  Definitions.  As used herein, the following definitions shall apply:

         (a) "Board" means the combined Supervisory Board and Management Board of the Company.

         (b)  "Code" means the U.S. Internal Revenue Code of 1986, as amended.

         (c)  "Common Stock" means the Common Stock of the Company.

         (d)  "Company" means Madge Networks N.V., a Netherlands corporation.

         (e) "Consultant" means any person, including an advisor, who is engaged by the Supervisory Board of the Company to render services and is compensated for such services.

         (f) "Continuous Status as a Director" or "Continuous Status as a Consultant" means the absence of any interruption or termination of service as a Director or Consultant, respectively.

         (g)  "Director" means a member of the Supervisory Board.

         (h) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

         (i)  "Option" means a stock option granted pursuant to the Plan.

         (j)  "Optioned Stock" means the Common Stock subject to an Option.

         (k)  "Optionee" means a Director or Consultant who receives an Option.

         (l)  "Plan" means this 1993 Directors' Stock Option Plan.

         (m) "Rule 16b-3" means Rule 16b-3 promulgated under Section 16 of the Exchange Act or any successor rule thereto.

         (n) "Share" means a share of the Common Stock, as adjusted in accordance with Section 10 of the Plan.

         (o) "Subsidiary" means any corporation at least 50% of the voting stock of which is owned, directly or indirectly, by the Company.

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         For purposes of the Plan, the masculine pronoun wherever used shall be read to include the feminine pronoun.

3. Stock Subject to the Plan. Subject to the provisions of Section 10 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 500,000 Shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock.

4.  Administration of and Grants of Options Under the Plan.

         (a) Administrator. Except as otherwise required herein, the Plan shall be administered by the Board.

         (b) Procedure for Grants. All grants of Options hereunder shall be either Special Option Grants, Automatic Option Grants or Consultant Option Grants. Special Option Grants shall be made at the recommendation of the Board (exclusive of the Optionee), in accordance with subsection (d) hereof. Automatic Option Grants shall be made in accordance with subsection (c) hereof. Consultant Option Grants shall be made in accordance with subsection (e) hereof.

         (c) Automatic Option Grants. All grants of Options under this subsection shall be automatic and and shall be made strictly in accordance with the following provisions:

                  (i) No person shall have any discretion to select which Directors shall be granted Options or to determine the number of Shares to be covered by Options granted to Directors.

                  (ii) Each Director shall be automatically granted an Option to purchase 25,000 Shares upon the date (on or after the effective date of this Plan) on which such person first becomes a Director, whether through election by the shareholders of the Company or appointment by the Board to fill a vacancy.

                  (iii) Each Director shall automatically receive, upon his reelection to a new term on the Board, a new Option.

                  (iv) The terms of an Option granted hereunder shall be as follows:

                           (A)  the term of the option shall be five (5) years;

                           (B) the Option shall be exercisable only while the
                  Director remains a Director of the Company or within thirty
                  (30) days of the date the Director ceases to serve as a Director, except as set forth in Section 8(b);

                           (C) the exercise price per Share shall be 100% of the
                  fair market value per Share on the date of grant of the Option;

                           (D) any Option granted pursuant to subsections
                  4(c)(ii) or (iii) above shall be immediately exercisable; and

                           (E) stock subject to any Option granted pursuant to
                  subsections 4(c)(ii) or (iii) above shall vest cumulatively as to

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                  one-third of the aggregate number of Shares subject to the
                  Option on the first annual anniversary of the date of grant of such Option and as to one-third of the Shares annually thereafter; provided, however, that if the Optionee ceases to serve as a Director of the Company for any reason other than death, vesting shall cease as of the date of such termination. Notwithstanding the previous sentence, the Board may provide for accelerated vesting of an Automatic Option to take into account prior service to the Company by a Director.

         (d) Special Option Grants. Notwithstanding any limitations setforth elsewhere in this Plan, Special Grants shall be made at the discretion of the Board (exclusive of the Optionee) and may contain any or all of the following provisions:

                  (i)  an Option term in excess of five (5) years;

                  (ii) an exercise price per Share of less than 100% of the fair market value per share on the date of grant of the Option;

                  (iii) the Option may be exercisable after the Director ceases to serve as a Director of the Company;

                  (iv) stock purchased pursuant to the Option may be fully vested at time of grant or may be subject to a vesting schedule of any length;

provided, however, that if Rule 16b-3 applies to transactions under the Plan, no Special Option shall be granted to any Director unless such grant (i) complies with the "disinterested administration" requirement of Rule 16b-3 with respect to a plan intended to qualify thereunder as a discretionary plan or (ii) has been approved by the shareholders of the Company in accordance with Section 16 of the Plan.

         (e) Consultant Option Grants. Notwithstanding any limitations set forth elsewhere in this Plan, Consultant Option Grants shall be made at the discretion of the Board and may contain any or all of the following provisions:

              (i)        an Option term in excess of five (5) years;

              (ii) an exercise price per Share of 100% of the fair market value per share on the date of grant of the Option;

              (iii) the Option shall be exercisable only while the Consultant remains a Consultant or within thirty (30) days of the date the Consultant ceases to serve as a Consultant, except as set forth in
         Section 8(b);

              (iv) stock purchased pursuant to the Option may be fully vested at time of grant or may be subject to a vesting schedule of any length.

         (f) Directors who become Consultants. In the event a Director retires from service with the Supervisory Board with unexercised Director's options and becomes a Consultant to the Supervisory Board without interruption following retirement, such unexercised Directors Options may be, at the discretion of the Board (excluding the Optionee), automatically converted into Consultant Options, subject to the terms of the original Option Grant.

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         (g) Powers of the Board. Subject to the provisions and restrictions of the Plan, the Board shall have the authority, in its discretion: (i) to determine, upon review of the relevant information and in accordance with
Section 7(b) of the Plan, the fair market value of the Common Stock; (ii) to determine the exercise price per share of Options to be granted, which exercise price with respect to Automatic Option Grants shall be determined in accordance with Section 7(a) of the Plan; (iii) to interpret the Plan; (iv) to prescribe, amend and rescind rules and regulations relating to the Plan; (v) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option previously granted hereunder; and (vi) to make all other determinations deemed necessary or advisable for the administration of the Plan.

         (h) Effect of Board's Decision. All decisions, determinations and interpretations of the Board shall be final and binding on all Optionees and any other holders of any Options granted under the Plan.

         (i) Suspension or Termination of Option. If the President of the Company or his assignee reasonably believes that an Optionee has committed an act of misconduct, the President may suspend the Optionee's right to exercise any option pending a determination by the Board (excluding, if relevant, the Director accused of such misconduct). If the Board (excluding, if relevant, the Director accused of such misconduct) determines an Optionee has committed an act of embezzlement, fraud, dishonesty, nonpayment of an obligation owed to the Company, breach of fiduciary duty or deliberate disregard of the Company rules resulting in loss, damage or injury to the Company, or if an Optionee makes an unauthorized disclosure of any Company trade secret or confidential information, engages in any conduct constituting unfair competition, induces any Company customer to breach a contract with the Company or induces any principal for whom the Company acts as agent to terminate such agency relationship, neither the Optionee nor his estate shall be entitled to exercise any option whatsoever. In making such determination, the Board (excluding, if relevant, the Director accused of such misconduct) shall act fairly and shall give the Optionee an opportunity to appear and present evidence on Optionee's behalf at a hearing before a committee of the Board.

5. Eligibility. Options may be granted only to Directors or Consultants. Options shall be granted as Automatic Options in accordance with the terms set forth in
Section 4(c) hereof, as Special Options in accordance with the terms set forth in Section 4(d) hereof or as Consultant Options in accordance with the terms set forth in Section 4(e) hereof.

         The Plan shall not confer upon any Optionee any right with respect to continuation of service as a Director or Consultant or nomination to serve as a Director, nor shall it interfere in any way with any rights which the Director, Consultant or the Company (where relevant) may have to terminate their directorship or consultancy at any time.

6. Term of Plan. The Plan shall become effective upon the earlier of (a) its adoption by the Board or (b) its approval by the shareholders of the Company as described in Section 16 of the Plan; provided, however, that if a later date is set for implementation by the Board after adoption and/or approval has occurred, the Plan shall not become effective until such later date. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 12 of the Plan.

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7.  Exercise Price and Consideration.

         (a) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Automatic Option and a Consultant Option shall be 100% of the fair market value per Share on the date of grant of the Option. The per Share exercise price for Special Options may be equal to or less than 100% of such fair market value.

         (b) Fair Market Value. The fair market value shall be determined by the Board in its discretion; provided, however, that where there is a public market for the Common Stock, the fair market value per Share shall be the closing bid price of the Common Stock in the over-the-counter market on the date of grant, as reported in The Wall Street Journal (or, if not so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation ("NASDAQ") System) or, in the event the Common Stock is traded on the NASDAQ National Market System or listed on a stock exchange, the fair market value per Share shall be the closing price on such system or exchange on the date of grant of the Option, as reported in The Wall Street Journal.

         (c) Form of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option shall be specified in the Notice of Grant, and may consist entirely of (i) cash, (ii) check, (iii) other Shares which (x) in the case of Shares acquired upon exercise of an Option either have been owned by the Optionee for more than six (6) months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (y) have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (iv) authorization from the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a fair market value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised, (v) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (vi) promissory note, or (vii) any combination of the foregoing methods of payment

8.  Exercise of Option.

         (a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable at such times as are set forth in Section 4 hereof; provided, however, that no Options shall be exercisable until such shareholder approval of the Plan as is required by the applicable corporate, securities or stock exchange rules has been obtained.

         An Option may not be exercised for a fraction of a Share.

         An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may consist of any consideration and method of payment allowable under Section 7(c) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. A share certificate for the number of


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Shares so acquired shall be issued to the Optionee as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 10 of the Plan.

         Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

         (b) Termination of Status as a Director for Death or Disability. If a Director ceases to serve as a Director or is unable to continue his service as a Director with the Company as a result of his total and permanent disability (as defined in section 22(e)(3) of the Code), he may, but only within six (6) months after the date he ceases to be a Director of the Company (but in no event after the Option's expiration date), exercise his Option. In the event of the death of an Optionee who is at the time of his death a Director and who shall have been in Continuous Status as a Director since the date of grant of the Option, the Option may be exercised, at any time within six (6) months following the date of death (but in no event after the Option's expiration date), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. If the Option is not exercised within the time specified herein, the Option shall terminate. Where this sub clause refers to a Director it shall equally apply to a Consultant.

         (c) Rule 16b-3. If Section 16 of the Exchange Act applies to the exercise of options by a Director under this Plan, then any such exercise shall comply with section 16(b) of the Exchange Act and Rule 16b-3 (or any successor rule) promulgated thereunder ("Rule 16b-3") and shall contain any such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from section 16 of the Exchange Act with respect to Plan transactions.

9. Non-Transferability of Options. The Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

10.  Adjustments Upon Changes in Capitalization or Merger.

         (a) Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, or (iii) any other transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect,


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and no adjustment by reason thereof shall be made with respect to, the number or price or shares of Common Stock subject to an Option.

         (b) In the event of the proposed dissolution or liquidation of the Company, the Option will terminate immediately prior to the consummation of such proposed action. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Option shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event that such successor corporation refuses to assume the Option or to substitute an equivalent Option, the Board shall, in lieu of such assumption or substitution, provide that there will be no vesting restrictions on the Optioned Stock, including Shares as to which the vesting restrictions would otherwise not lapse. If the Board lifts such vesting restrictions in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the Optionee and shall provide that the Option shall be exercisable for a period of fifteen (15) days from the date of such notice. The Option will terminate upon the expiration of such period.

         (c) Pursuant to the transaction that resulted in Madge Networks, Ltd. becoming a Subsidiary of the Company, the Plan may assume outstanding options granted to Directors under the Madge Networks, Ltd. Share Option Scheme or the Madge Networks, Ltd. Directors' Share Option Scheme. Notwithstanding the requirements set out in the Plan, for these purposes all material terms of said Options (including number of shares, term of option and exercise price) shall be continued as though no substitution had occurred, subject to such adjustments (if any) as are required pursuant to the exchange ratio applied to the transaction.

11. Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date determined in accordance with Section 4 hereof. Notice of the determination shall be given to each Director or Consultant to whom an Option is so granted within a reasonable time after the date of such grant.

12.  Amendment and Termination of the Plan.

         (a) Amendment and Termination. The Board may amend, alter, suspend or discontinue the Plan, but no amendment, suspension or discontinuation shall be made which would impair the rights of any Optionee under any grant theretofore made, without his or her consent. If Rule 16 of the Exchange Act applies, the Company shall obtain shareholder approval of any Plan amendment or option grant in such manner and to such a degree as required to comply with Rule 16b-3.

         (b) Limitation on Amendments. Notwithstanding Section 12(a), no amendment shall be made that alters the rules relating to Automatic Options (as set out in Section 4(c) above) if such amendment would occur or take effect prior to six (6) months from the date of a previous amendment to these rules; provided, however, that the previous sentence shall not apply to amendments made solely for the purpose of complying with the Code, the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or their applicable rules or regulations.

         (c) Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Options already granted and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the board, which agreement must be in writing and signed by the Optionee and the Company.

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13. Conditions Upon Issuance of Shares. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, state securities laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

         As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

         Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

14. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

15. Option Agreement. Options shall be evidenced by written option agreements in such form as the Board shall approve.

16. Shareholder Approval. Continuance of the Plan shall be subject to approval by the shareholders of the Company at the time of or subsequent to the adoption of the Plan by the Board. If such shareholder approval is obtained at a duly held shareholders' meeting, it may be obtained by the affirmative vote of the holders of a majority of the outstanding shares of the Company present or represented and entitled to vote thereon.


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